AmerisourceBergen

Shawn T. Wooden, Connecticut State Treasurer

Connecticut Retirement Plans and Trust Funds
165 Capitol Avenue
Hartford, CT 06106

Seth Magaziner, General Treasurer State of Rhode Island

Rhode Island Employees’ Retirement Systems Pooled Trust

Rhode Island State House

82 Smith St. | Rm. 132

Providence, RI 02903

We urge fellow investors to vote against AmerisourceBergen’s “say on pay” proposal, which appears as Item #3 on the company’s 2021 proxy statement, at the March 11th meeting of shareholders.

In recommending these compensation arrangements, the Compensation and Succession Planning Committee inexplicably chose to insulate named executive officers’ long-term incentive awards and annual incentive payouts from the fallout from the company’s $6.6 billion charge tied to its role in the nation’s opioid crisis, leading to significantly above target payouts. Incredibly, despite the opioid charge triggering the company’s largest-ever loss and exceeding the cumulative earnings generated during CEO Steven Collis’ decade-long leadership, his reported compensation rose 26 percent to $14.3 million in fiscal 2020.

Incentive awards are not entitlements, and their payout in the face of such huge charges, reflects poorly on AmerisourceBergen’s broader culture and accountability. These concerns lead us to urge fellow shareholders to oppose ratification of the company’s executive compensation arrangements, Item #3 on the company’s 2021 proxy ballot.

This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.

Between 2006 and 2014, AmerisourceBergen distributed 13 billion opioid pills across the country, contributing to an epidemic that has claimed the lives of nearly 100,000 Americans over that same time period.

As members of the Investors for Opioid and Pharmaceutical Accountability (IOPA), a coalition of 61 investors representing more than $4.2 trillion in assets under management, we are concerned that the company’s actions risk long-term shareholder value and have profound implications for our economy and society. Members of this coalition have previously engaged AmerisourceBergen over its role in the opioid crisis and lack of executive accountability.

Despite earlier warnings and enforcement action by government agencies, AmerisourceBergen appears to have persistently failed to discharge its responsibilities to ensure the safe and secure distribution of controlled substances through a process of “knowing your customer” and implementing a robust “suspicious orders” monitoring program. As a result, communities across our nation were flooded with massive amounts of highly addictive prescription painkillers. In one telling case study, the House Energy and Commerce Committee’s 2018 bipartisan investigation into “pill dumping” in West Virginia found that AmerisourceBergen had ignored “serious red flags” in supplying opioids to a pharmacy in Oceana, WV – a town of 1,300 people located in the county with the highest prescription overdose death rate in the nation. Among the warning signs was the fact that two of the pharmacy’s top six prescribing physicians were located a four-hour and an eleven-and-a-half hour round trip drive away from the pharmacy.1

Last fall, facing thousands of lawsuits and claims from states, counties and municipalities over these practices, AmerisourceBergen agreed in principle to a “global settlement” regarding its role in the opioid crisis. Booked to 2020 results, the charge was equal to a decade’s worth of earnings and drove the company to its largest ever loss - $3.4 billion. Yet, one would not know this from looking at the incentive compensation payouts to top executives.

With the opioid litigation charge excluded from metrics for both the short- and long-term incentive awards, AmerisourceBergen has ensured that none of its executives will be held accountable for the worst financial loss in our company’s history.

Despite insisting that its compensation programs hold employees accountable for the company’s performance, the massive opioid charge is inexplicably swept under the rug when it comes to calculating executive awards, both in the short- and long-term plans.

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1 The Committee’s report goes on to note that five of those six doctors have either been subsequently convicted of, or indicted on, criminal charges related to their controlled substance prescribing, or are currently under federal investigation.

This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.

Under the 2020 annual incentive program, we note that the Compensation and Succession Planning Committee excluded the litigation charge from both the calculation of the company’s earnings per share and operating income performance metrics – representing 30 and 40 percent of the bonus opportunity, respectively. Largely owing to this multi-billion-dollar adjustment, a record loss of $16.65 per share was re-calculated as a $7.90 per share profit, while a $5.1 billion operating income shortfall emerged as a $2.2 billion profit – results that were both above target for the purposes of the award. Critically, without these adjustments, only the free cash flow metric (30 percent of the award) would have generated any payout whatsoever. And even then, the Compensation and Succession Planning Committee had the discretion to zero out the payment entirely (and ought to have done so, in our view given the record loss at the company). As it was, the award paid out at 127 percent of target – or $2.5 million in the case of CEO Collis.

The impact of excluding the opioid charge is even more glaring in the long-term plan. Here, the 2018-2020 performance share units vested at 186 percent of target -- worth approximately $10 million in the case of CEO Collis -- despite 75 percent of the payout being based on the compound annual EPS growth. Had the latter included the opioid charge, the result would have come in far below threshold performance. The remaining financial metric, return on invested capital, would also have been negatively impacted by the inclusion of the opioid charge.

We recognize that the use of “adjusted” metrics in executive compensation plans is not uncommon, but that fact does not relieve directors of their responsibility to exercise good judgment and appropriate discretion when deciding to adjust results. Adjusting out litigation costs should only be done after careful analysis, and certainly not without adequate explanation and disclosure. Critically, it must be emphasized that the oft-used boilerplate justification for excluding such charges – that legal settlements may be unrelated to management performance or may reflect decisions made by an earlier management team2 -- emphatically does not apply at AmerisourceBergen given Collis’ decade-long tenure as CEO and more than twenty years of total service at the company. And even if one believes that including the opioid charge somewhat muddles the incentive structure and distracts from recent performance, one must still reconcile the board’s decision to significantly increase CEO Collis’ target compensation amid the opioid scandal.3

One way or another, we believe it is critical that long-tenured executives share responsibility for the billions in costs the company has incurred as a result of its opioid distribution practices, not to mention the societal damage associated with the company’s business practices. Failure to do so suggests a startling sense of entitlement and a worrying lack of self-awareness and accountability at AmerisourceBergen. Accountability starts at the top.

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2 Indeed, this was the justification AmerisourceBergen used in opposing a shareholder proposal on this issue in 2019.

3 In fiscal 2020, Collis’ long-term incentive opportunity increased 20 percent, while his short-term incentive target in fiscal 2021 is up 18 percent over his fiscal 2019 target (reflecting a base salary increase in fiscal 2020 and an expanded award opportunity in fiscal 2021).

This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.

We urge fellow shareholders to join us in voting Against AmerisourceBergen’s Say-on-Pay proposal at the company’s March 11th shareholder meeting.

Shawn T. Wooden	Seth Magazine
Connecticut State Treasurer	Rhode Island General Treasurer

Connecticut Retirement Plans and Trust Funds

This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.